

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2019

Nevan Elam
Chief Executive Officer
Rezolute, Inc.
201 Redwood Shores Parkway, Suite 315
Redwood City, CA 94065

> **Re: Rezolute, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on March 11, 2019**
> **File No. 000-54495**

Dear Mr. Elam:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Anthony Epps, Esq.